Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 23, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1033
                    US Housing Recovery Portfolio, Series 1
                       File Nos. 333-187417 and 811-03763
--------------------------------------------------------------------------------

 Dear Mr. Bartz:

     This letter is in response to your comments in your letter dated April 16, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1033, filed on March 21, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the US Housing Recovery Portfolio, Series 1 (the "Trust"). This letter serves to respond to your comment.

COVER LETTER

     1. The cover letter to the registration statement indicates that the Fund will file an amendment to the registration statement pursuant to Rule 487 under the Securities Act of 1933 (the "Securities Act"), designating a date for the registration statement to become effective. Since Rule 487(a)(1) provides for this procedure "except for the first series of such trust," and the registration statement indicates that this is the first series of the Trust, please explain to us why the Fund may pursue effectiveness in reliance on Rule 487. In addition, please explain to us how the Fund has fulfilled the requirements of Rule 487(b)(3), specifically, the identification of one or more previous series of the Trust for which the effective date was determined by the Commission or its staff, as well the representations described in paragraphs (b)(3), (b)(4), and (b)(5) of this section.

     Response: As discussed with the staff of the Commission, this Trust will not go automatically effective under Rule 487.

PROSPECTUS

Investment Summary - Principal Investment Strategy

     2. The Trust's name includes the term "housing." Therefore, please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in "housing" securities, and provide the criteria used to determine whether an investment is a "housing" security. For example, the issuer derives more than 50% of its revenue from housing construction. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

     Also, since the starting universe described in the Security Selection section is the Russell 3000 Index, please disclose in this section that the Trust will invest in small- and mid-capitalization companies.

     Response: With regard to the Rule 35d-1 comment, we do not believe that this Trust's name falls under the Rule 35d-1's 80% naming policy. While the name does include the term "housing," it is not meant to stand alone but be read in conjunction with the term "recovery." As indicated by the phrase "housing recovery," the Trust will invest in companies that have the potential to benefit from a recovery in the residential housing market.

     We believe that the phrase "housing recovery" suggests an investment objective or strategy instead of a type of investment. The staff of the Commission has noted that there are instances where a term or phrase in the name of a fund does not indicate a particular type of investment or industry but, instead, refers to the investment objective or strategy of the fund. In the staff of the Commission's guidance titled "Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (found at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm), Questions 8 and 9 discuss this possibility. Specifically, those questions note that terms such as "tax-sensitive," "income" and "growth and income" suggest the investment objective or strategy of a fund rather than the type of investment. Notably, Question 9 also indicates how the complete term or phrase used in the name of a fund changes the way it is viewed. While "income" alone may suggests a strategy, "fixed income" indicates a type of investment. Similarly, we believe that while "housing" alone may indicate a type of investment, "housing recovery" suggests an investment strategy.

     To help understand the Trust's goals, it may help to take a look at its proposed investments. The Trust is projected to be invested in the following Global Industry Classification Standard sub-industry groups: diversified banks, regional banks, building products, construction materials, homebuilding, home furnishings, home furnishing retail, home improvement retail, thrifts & mortgage finance, forest products and specialized real estate investment trusts. The Trust's sponsor groups these sub-industry classifications into sleeves and the approximate breakdown for the portfolio by sleeves is: 10% for banks, 25% for building and construction materials, 30% for home builders, 15% for home improvement and furnishing, 10% for mortgage finance and 10% for timber. As proposed, this portfolio focuses on the various types of companies that have the potential to benefit from a recovery in the residential housing market.

     For the reasons stated above, we do not believe that this Trust's name falls under the Rule 35d-1's 80% naming policy. As discussed with the staff of the Commission, the Trust will not include an 80% policy for the reasons stated above.

     With regard to the comment about small- and mid-capitalization companies, the "Security Selection" section will be revised to disclose that the Trust will invest in small- and mid-capitalization companies.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                              Morrison C. Warren